SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

 iROBOT CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or other jurisdiction of incorporation or organization)
001-36414		77-0259 335
(Commission File Number)		(I.R.S. Employer Identification No.)

8 Crosby Drive, Bedford, MA		01730
(Address of principal executive offices)		(Zip Code)

Glen D. Weinstein
Chief Legal Officer and Secretary
(781) 430-3000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01 Conflict Minerals Disclosure and Report

In 2015, iRobot Corporation (the “Company” or “iRobot”) contracted to manufacture products in which “conflict minerals” (defined in the U.S. Securities and Exchange Commission Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act) are necessary to the functionality and production of such products. In accordance with Section 1502, iRobot has performed a reasonable country of origin inquiry (“RCOI”) on minerals that were in iRobot’s supply chain for calendar year 2015 to determine if any of the Conflict Minerals were sourced from the Democratic Republic of Congo (the “DRC”) or adjoining countries (the “Covered Countries”) or were from recycled or scrap sources.
Conflict Minerals Disclosure
Based on inquiries to its contract manufacturers and the key suppliers to those manufacturers, the Company has determined that conflict minerals (as defined in Item 1.01(d)(3) of Form SD) were necessary to the functionality or production of certain robotic products (and accessories) that were contracted to be manufactured for the Company during the 2015 calendar year.
As of today, based on the Company’s RCOI, we do not yet know the source of all Tin, Tantalum, Tungsten and Gold (“3TGs”) in our products and therefore we do not have sufficient information to conclude that any of our products are “DRC Conflict Free”.
The Company engages in the production (through contract manufacturers) and sale of Home, Defense and Security, and Remote Presence Robots. For the most part, these include robotic vacuums and floor cleaners; surveillance robots; and telepresence robots. These robots are produced for the Company by contract manufacturers. The Home Robots business unit makes up approximately 90% of all Company sales.
For our vacuum and floor cleaner Home robots, we reached out to every component and material supplier in the supply chain to trace country of origin data. We partnered with a Third Party to collect information sought in the Conflict Minerals Reporting Template (“CMRT”) which was created by Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative ("GeSI") across our supply base. The Third Party partner conducted a RCOI survey and distributed throughout our identified supply base. Our Third Party partner provided training to suppliers who were unfamiliar with the template and analyzed each CMRT response for completeness, accuracy and applicability to the products we buy from the supplier. From this effort, we collected country of origin and smelter data at the component level.
For our Defense and Security and Remote Presence robots, our efforts were similar to 2014 where we worked with our contract manufacturers and key suppliers on the due diligence effort. The Company’s RCOI efforts included utilizing the CMRT which was distributed to Defense and Security and Remote Presence robot contract manufacturers and key suppliers, to gather data dealing with whether conflict minerals were contained in materials supplied to the Company, or to the Company’s contract manufacturers, the source of those minerals, and whether the minerals were or were not DRC conflict free.
Since the Company does not yet know the source of all the 3TGs in our products, it is filing the attached Conflict Minerals Report, which describes the Company’s RCOI and due diligence efforts that have been undertaken in connection with attempting to determine the source of the conflict minerals in its products.
The Company’s Conflict Minerals Report has been posted on the Company’s Internet website.

Item 1.02 Exhibit
A Conflict Minerals Report covering calendar year 2015 has been filed as Exhibit 1.01 to this Form SD.
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

iRobot Corporation

May 31, 2016	By: /s/ Glen D. Weinstein
Name: Glen D. Weinstein
Title: Chief Legal Officer and Secretary